Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated April 19, 2023

Relating to Preliminary Prospectus dated April 12, 2023

Registration Statement No. 333-269246

INTERACTIVE STRENGTH INC.

d/b/a FORME

Update and Supplement to Preliminary Prospectus

This free writing prospectus relates to the initial public offering of shares of common stock of Interactive Strength Inc. d/b/a Forme (“Forme”) and should be read together with the preliminary prospectus dated April 12, 2023 (the “Preliminary Prospectus”) that was included in Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-269246) relating to this offering of our common stock, which may be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1785056/000119312523099306/d379507ds1a.htm

References to “Forme”, “we”, and “our” are used in the manner described in the Preliminary Prospectus and all terms not defined herein are used in the manner defined in the Preliminary Prospectus. This free writing prospectus updates and supplements the Preliminary Prospectus and should be read together with the Preliminary Prospectus included in the Registration Statement, including the section entitled “Risk Factors” beginning on page 19 of the Preliminary Prospectus.

The following information updates and supplements the Preliminary Prospectus.

Common stock offered by us	1,500,000 shares (reduced from 2,000,000 shares) (or 1,725,000 shares (reduced from 2,300,000 shares) if the underwriters exercise their option to purchase additional shares of common stock in full).

Common stock to be outstanding after this offering	14,419,969 shares (reduced from 14,919,969 shares) of common stock (or 14,644,969 shares (reduced from 15,219,969 shares) of common stock if the underwriters exercise their option to purchase additional shares of common stock in full).

Underwriter’s warrants

We will issue to the underwriter, or its permitted designees, warrants to purchase up to 60,000 shares of common stock, representing 4.0% of the shares of common stock sold in this offering (excluding any shares sold pursuant to the over-allotment option). The warrants will have an exercise price of 125% of the public offering price per share and will be exercisable during the four-year six month period commencing on the date that is six months from the commencement of the sales of the offering.

Option to purchase additional shares of common stock	The underwriters have an option to purchase a maximum of 225,000 additional shares of common stock from us. The underwriters can exercise this option at any time within 45 days from the date of the final prospectus.

Use of Proceeds

We estimate that the net proceeds to us from this offering will be approximately $6.9 million, or approximately $8.3 million if the underwriter exercises its option to purchase additional shares from us in full, assuming an initial public offering price of $7.00 per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses.

Each $1.00 increase (decrease) in the public offering price per share would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, by $1.4 million (assuming the number of shares to be offered by us in the offering remains the same and assuming no exercise of the underwriter’s option to purchase additional shares from us and no exercise of the underwriter’s warrants).

Similarly, each increase (decrease) of 100,000 shares in the number of shares of our common stock offered by us would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, by $644,000, respectively (assuming no exercise of the underwriter’s option to purchase additional shares from us and no exercise of the underwriter’s warrants).

We currently intend to use the net proceeds to us from this offering primarily for general corporate purposes, including working capital, sales and marketing activities, technology development, general and administrative matters, and capital expenditures, although we do not currently have any specific or preliminary plans with respect to the use of proceeds for such purposes. We also expect to use $2.0 million of the net proceeds from this offering to repay in full the $2.0 million principal amount outstanding under senior secured notes issued in connection with the Bridge Note Financing which was closed in March 2023. The senior secured notes issued in the Bridge Note Financing do not bear any interest and mature and are to be repaid upon the earlier of (i) May 15, 2023 or (ii) if the consummation of this offering occurs on or before May 15, 2023, five business days thereafter. In lieu of any interest on the senior secured notes, we issued warrants to the noteholders as further described below. The proceeds from the Bridge Note Financing provided additional liquidity on a short-term basis and were used for general corporate purposes, including working capital, sales and marketing activities, and general and administrative matters. We also may use a portion of the net proceeds to acquire complementary businesses, products, services, or technologies; however, we do not have agreements, commitments, or plans for any specific acquisitions at this time.

	As of December 31, 2022
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$226	$4,676	$11,538
Working capital(4)	(14,345)	(9,895)	1,235
Total assets	24,447	28,897	35,757
Customer deposits	(517)	(517)	(517)
Redeemable convertible preferred stock	—	—	—
Total stockholders’ (deficit) equity	(2,733)	1,717	12,847

(1)

The consolidated balance sheet data reflects the 1-for-150 reverse stock split effected on December 30, 2022 and the conversion in December 2022 of all of our outstanding redeemable convertible preferred stock into shares of Class A common stock on a 1:1 basis. The pro forma consolidated balance sheet data gives effect to: (i) the conversion of all outstanding Class A and Class B common stock into an aggregate of 2,450,922 shares of our common stock in February 2023 (which excludes 50,082 shares of our Class B common stock in accordance with ASC 718, as such shares remain subject to our right of repurchase or were exercised pursuant to the issuance of outstanding promissory notes), as if such conversion had occurred on the dates specified above; (ii) the issuance of an additional 8,677,001 shares of Class A common stock in connection with the rights offering completed in February 2023; and (iii) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur upon the completion of this offering.

(2)

The pro forma as adjusted consolidated balance sheet data gives effect to: (i) the pro forma items described in footnote (1) above; (ii) the expected issuance of 186,933 shares of our common stock upon the automatic deemed net exercise of warrants outstanding as of December 31, 2022; (iii) the expected issuance of 637,556 shares of our common stock upon the automatic conversion of convertible notes outstanding as of December 31, 2022; (iv) the expected issuance of 186,425 shares of our common stock upon the automatic deemed net exercise of warrants issued in connection with the Bridge Note Financing; and (v) the issuance and sale by us of 1,500,000 shares of our common stock in this offering, assuming an initial public offering price of $7.00 per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses.

(3)

The pro forma as adjusted consolidated balance sheet data is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $7.00 per share would increase (decrease) each of our pro forma as adjusted cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit) by $1.4 million, assuming the number of shares of our common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. Similarly, each increase (decrease) of 100,000 shares in the number of shares of our common stock offered by us would increase (decrease) each of our pro forma as adjusted cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit) by $644,000, assuming the assumed initial public offering price of $7.00 per share remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(4)

Working capital is defined as total current assets less total current liabilities. See our unaudited interim condensed consolidated financial statements and related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2022 on:

•	an actual basis;

•

a pro forma basis to give effect to: (i) the conversion of all of our outstanding Class A common stock and Class B common stock on a 1:1 basis into an aggregate of 2,450,922 shares of our common stock in February 2023 (which excludes 50,082 shares of our Class B common stock in accordance with ASC 718, as such shares remain subject to our right of repurchase or were exercised pursuant to the issuance of outstanding promissory notes), as if such conversion had occurred on December 31, 2022; (ii) the issuance of an additional 8,677,001 shares of Class A common stock in connection with the rights offering completed in February 2023; and (iii) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur upon the completion of this offering; and

•

a pro forma as adjusted basis to reflect: (i) the pro forma adjustments described above; (ii) the expected issuance of 186,933 shares of our common stock upon the automatic deemed net exercise of warrants outstanding as of December 31, 2022; (iii) the expected issuance of 637,556 shares of our common stock upon the automatic conversion of convertible notes outstanding as of December 31, 2022; (iv) the expected issuance of 186,425 shares of our common stock upon the automatic deemed net exercise of warrants issued in connection with the Bridge Note Financing; and (v) the sale by us of 1,500,000 shares of our common stock in this offering, at an assumed initial public offering price of $7.00 per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

In December 2022, we effected the conversion of all outstanding shares of our redeemable convertible preferred stock into shares of Class A common stock on a 1:1 basis and a 1-for-150 reverse stock split.

This table should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

	As of December 31, 2022
	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)(3)
	(in thousands, expect share and per share data)
Cash and cash equivalents	$226	$4,676	$11,538

Series Seed redeemable convertible preferred stock, $0.0001 par value per share, 6,462,258 shares authorized, and 0 shares issued and outstanding, actual; no shares authorized issued, or outstanding, pro forma and pro forma as adjusted	—	—	—
Series A redeemable convertible preferred stock, $0.0001 par value per share, 187,673,157 shares authorized and 0 shares issued and outstanding, actual; no shares authorized issued, or outstanding, pro forma and pro forma as adjusted	—	—	—
Stockholders’ equity
Preferred stock, $0.0001 par value per share, no shares authorized, issued or outstanding, actual; 200,000,000 shares authorized, shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, $0.0001 par value per share, no shares authorized, issued or outstanding, actual; 900,000,000 shares authorized, pro forma and pro forma as adjusted; 11,220,021 shares issued and outstanding, pro forma; 13,688,919 shares issued and outstanding, pro forma as adjusted (4)	—	5	14
Class A Common stock, $0.0001 par value per share, 288,600,000 shares authorized and 2,416,698 issued and outstanding, actual; no shares authorized, issued, or outstanding, pro forma and pro forma as adjusted	4	—	—
Class B Common stock, $0.0001 par value per share, 81,350,000 shares authorized, and 34,224 issued and outstanding, actual; no shares authorized, issued, or outstanding, pro forma and pro forma as adjusted (4)	—	—	—
Additional paid-in capital	112,436	116,885	128,006
Accumulated other comprehensive income (loss)	365	365	365
Accumulated deficit	(115,538)	(115,538)	(115,538)

Total stockholders’ equity	(2,733)	1,717	12,847

Total capitalization	$(2,733)	1,717	12,847

(1)

The consolidated balance sheet data reflects the 1-for-150 reverse stock split effected on December 30, 2022 and the conversion in December 2022 of all of our outstanding redeemable convertible preferred stock into shares of Class A common stock on a 1:1 basis. The pro forma consolidated balance sheet data gives effect to: (i) the conversion of all outstanding Class A and Class B common stock into an aggregate of 2,450,922 shares of our common stock in February 2023 (which excludes 50,082 shares of our Class B common stock in accordance with ASC 718, as such shares remain subject to our right of repurchase or were exercised pursuant to the issuance of outstanding promissory notes), as if such conversion had occurred on the dates specified above; (ii) the issuance of an additional 8,677,001 shares of Class A common stock in connection with the rights offering completed in February 2023; and (iii) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur upon the completion of this offering.

(2)

The pro forma as adjusted consolidated balance sheet data gives effect to: (i) the pro forma items described in footnote (1) above; (ii) the expected issuance of 186,933 shares of our common stock upon the automatic deemed net exercise of warrants outstanding as of December 31, 2022; (iii) the expected issuance of 637,556 shares of our common stock upon the automatic conversion of convertible notes outstanding as of December 31, 2022; (iv) the expected issuance of 186,425 shares of our common stock upon the automatic deemed net exercise of warrants issued in connection with the Bridge Note Financing; and (v) the issuance and sale by us of 1,500,000 shares of our common stock in this offering, assuming an initial public offering price of $7.00 per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)

The pro forma as adjusted consolidated balance sheet data is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $7.00 per share (the midpoint of the range set forth on the cover page of this prospectus) would increase (decrease) each of our pro forma as adjusted cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit) by $1.4 million, assuming the number of shares of our common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 100,000 shares in the number of shares of our common stock offered by us would increase (decrease) each of our pro forma as adjusted cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit) by $644,000, assuming the assumed initial public offering price of $7.00 per share remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(4)

The shares of common stock outstanding on a pro forma basis as of December 31, 2022 and the shares of Class B common stock issued and outstanding on an actual basis as of December 31, 2022 excludes 50,082 shares in accordance with ASC 718, as those shares were issued pursuant to the early exercise of options to purchase Class B common stock which remain subject to our right of repurchase or upon the exercise of options pursuant to the issuance of outstanding promissory notes.

If the underwriter’s option to purchase additional shares from us is exercised in full, our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit), total capitalization and shares outstanding as of December 31, 2022 would be $13.0 million, $129.5 million, $14.3.0 million, $14.3 million and 13,913,919 shares, respectively.

DILUTION

Our historical net tangible book value as of December 31, 2022 was $(8.9) million, or $(3.63) per share of our common stock. Our historical net tangible book value is the amount of our total tangible assets less our total liabilities and convertible preferred stock, which is not included within our stockholders’ equity (deficit). Historical net tangible book value per share represents historical net tangible book value divided by the number of shares of our common stock outstanding as of December 31, 2022.

As of December 31, 2022, our pro forma net tangible book value was $(4.5) million, or $(0.40) per share. Pro forma net tangible book value represents the amount of our total tangible assets less our total liabilities, after giving effect to: (i) the conversion of all outstanding shares of Class A common stock and Class B common stock into an aggregate of 2,450,922 shares of our common stock in February 2023; (ii) the issuance of an additional 8,677,001 shares of Class A common stock in connection with the rights offering completed in February 2023; and (iii) the filing and effectiveness of our amended and restated certificate of incorporation. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the total number of shares of our common stock outstanding as of December 31, 2022, after giving effect to the conversion of all outstanding redeemable convertible preferred stock effected in December 2022. Our historical and pro forma net tangible book value is calculated excluding 50,082 shares of Class B common stock in accordance with ASC 718 as such shares were issued pursuant to the early exercise of options which remain subject to our right of repurchase or upon the exercise of options pursuant to the issuance of outstanding promissory notes.

After giving further effect to (i) the expected issuance of 186,933 shares of our common stock upon the automatic deemed net exercise of warrants outstanding as of December 31, 2022; (ii) the expected issuance of 637,556 shares of our common stock upon the automatic conversion of convertible notes outstanding as of December 31, 2022, upon the consummation of this offering; (iii) the expected issuance of 186,425 shares of our common stock upon the automatic deemed net exercise of warrants issued in connection with the Bridge Note Financing; and (iv) our sale of 1,500,000 shares of our common stock in this offering at the assumed initial public offering price of $7.00 per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2022 would have been approximately $9.0 million, or approximately $0.66 per share. This represents an immediate increase in pro forma as adjusted net tangible book value per share of $1.06 to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value per share of approximately $6.34 to new investors purchasing shares of our common stock in this offering. Dilution per share to new investors purchasing shares of our common stock in this offering is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors.

The following table illustrates this per share dilution:

Assumed initial public offering price per share		$7.00
Historical net tangible book value per share of common stock as of December 31, 2022	$(3.63)
Increase per share in net tangible book value per share of common stock attributable to pro forma adjustments	3.23

Pro forma net tangible book value per share as of December 31, 2022	$(0.40)
Increase in pro forma net tangible book value per share attributable to new investors purchasing shares of our common stock in this offering	1.06

Pro forma as adjusted net tangible book value per share after this offering		0.66

Dilution per share to new investors participating in this offering		$6.34

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. Each $1.00 increase in the assumed initial public offering price of $7.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase our pro forma as adjusted net tangible book value by $0.09 per share and the dilution per share to new investors in this offering by $1.97 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each $1.00 decrease in the assumed initial public offering price of $7.00 per share would decrease our pro forma as adjusted net tangible book value by $.10 per share and increase the dilution per share to new investors in this offering by $0.16 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each increase of 100,000 in the number of shares of common stock offered by us would decrease our pro forma as adjusted net tangible book value by $0.00 per share and increase the dilution per share to new investors in this offering by $1.06 per share, assuming the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each decrease of 100,000 in the number of shares of our common stock offered by us would increase our pro forma as adjusted net tangible book value by $0.00 per share and increase the dilution per share to new investors in this offering by $1.06 per share, assuming the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of December 31, 2022, on a pro forma as adjusted basis as described above, the difference between existing stockholders and investors purchasing shares in this offering with respect to the number of shares of our common stock purchased from us, the total consideration paid to us, and the weighted-average price per share paid, before deducting the underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	12,188,919	89.0%	$85,958,380	89.1%	$7.05
New investors	1,500,000	11.0%	10,500,000	10.9	7.00

Total	13,688,919	100%	$96,458,380	100%	$7.05

The table above assumes no exercise of the underwriter’s option to purchase additional shares in this offering from us and no exercise of the underwriter’s warrants. If the underwriter’s option to purchase additional shares from us is exercised in full, the number of shares of our common stock held by existing stockholders would be reduced to 87.6% of the total number of shares of our common stock outstanding after this offering, and the number of shares of our common stock held by new investors participating in the offering would be increased to 12.4% of the total number of shares outstanding after this offering.

Each $1.00 increase (decrease) in the assumed initial public offering price of $7.00 per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) would increase (decrease) the total consideration paid by new investors by $1.5 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Similarly, each increase (decrease) of 100,000 shares in the number of shares offered by us would increase (decrease) the total consideration paid by new investors by $700,000, assuming no change in the assumed initial public offering price.

Conforming changes will be deemed made wherever applicable in the Preliminary Prospectus to reflect the changes in common stock being offered by us as described above. Such conforming changes will also be reflected in the Amendment No. 5 to the Registration Statement on Form S-1 relating to the offering.

Forme has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents Forme has filed with the SEC for more complete information about Forme and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus may be obtained from Forme or Aegis Capital Corporation, 1345 Avenue of the Americas, 27th Floor, New York, NY 10019, by e-mail at syndicate@aegiscap.com or by telephone at (800) 920-2502.